INVESTMENT COMPANY BLANKET BOND

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

(A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS
Item 1.	Name of Insured	The Japan Fund		BOND NUMBER
	Principal Address:	2 Avenue DeLafayette/LLC 6		6214336
		Boston MA 02111
(Herein called the Insured)

Item 2.	Bond Period from 12:01 a.m. on 08/19/2007 to 12:01 a.m. on 08/19/2008

	The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

Item 3.		Limit of Liability –
		Subject to Section 9, 10, and 12 hereof:
			Limit of Liability	Deductible Amount
		Insuring Agreement A – FIDELITY	$750,000	$0
		Insuring Agreement B – AUDIT EXPENSE	$25,000	$0
		Insuring Agreement C – ON PREMISES	$750,000	$5,000
		Insuring Agreement D – IN TRANSIT	$750,000	$5,000
		Insuring Agreement E – FORGERY OR ALTERATION	$750,000	$5,000
		Insuring Agreement F – SECURITIES	$750,000	$5,000
		Insuring Agreement G – COUNTERFEIT CURRENCY	$750,000	$5,000
		Insuring Agreement H – STOP PAYMENT	$25,000	$0
		Insuring Agreement I – UNCOLLECTIBLE ITEMS OF DEPOSIT	$25,000	$0
OPTIONAL COVERAGES ADDED BY RIDER:
		Insuring Agreement J – COMPUTER SYSTEMS	$750,000	$5,000
		Insuring Agreement K – UNAUTHORIZED SIGNATURES	$25,000	$0
		Insuring Agreement L – AUTOMATED PHONE SYSTEMS
		Insuring Agreement M – TELEFACSIMILE

If “ Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.

Office or Premises Covered – Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured’ s offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

	No Exceptions

Item 5.	The Liability of the Underwriter is subject to the terms of the following riders attached hereto:
		1-4

Item 6.

The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s) or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

		By:
			Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 1

To be attached to and form part of Bond No. 6214336

in favor of The Japan Fund

effective as of 08/19/2007

In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.

From and after the time this rider becomes effective the Insured under the attached bond are:

The Japan Fund

2.

The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3.

Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4.

If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5.

The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6.

If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

7.

The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

8.

This rider shall become effective as 12:01 a.m. on

Signed, Sealed and dated

By:
Steven E. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 2

AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214336 in favor of The Japan Fund

It is agreed that:

1.

The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of Creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all its assets.

This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

This bond shall terminate

a.

as to any Employee as soon as any Partner, Officer or Supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn any dishonest or fraudulent act (s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

b.

as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or

c.

as to any person, who is a partner, officer or employee of any Electronic Data Processor covered under this bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington, D.C. and to the Insured Investment Company.

2.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.

This rider is effective as of 12:01 a.m. on 08/19/2007

By:
Steven E. Liston
Authorized Representative

POLICYHOLDER NOTICE

Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 3

INSURING AGREEMENT J

To be attached to and form part of Bond No. 6214336

in favor of The Japan Fund

It is agreed that:

1.

The attached  bond is amended by adding an additional insuring agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)

entry of data into, or

(2)

change of data or programs within

a Computer System; provided the fraudulent entry or changes causes

(a)

Property to be transferred, paid or delivered,

(b)

an account of the Insured, or of its customer, to be added, deleted, debited or credited:

(c)

an unauthorized account of a fictitious account to be debited or credited;

(3)

voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)

cause the Insured or its agent(s) to sustain a loss, and

(ii)

obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,

(iii)

and further provided such voice instruction or advices:

(a)

were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and

(b)

were electronically recorded by the Insured or its agent(s).

(4)

It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over telephone. The insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

All computer systems utilized by the Insured

2.

As used in this Rider, Computer System means:

(a)

computers with related peripheral components, including storage components, wherever located,

(b)

systems and application software,

(c)

terminal devices,

(d)

related communication networks or customer communication systems, and

(e)

related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3.

In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a)

loss resulting directly or indirectly from the theft of confidential information, material or data; and

(b)

loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured’s Computer System.

4.

The following portions of the attached bond are not applicable to this Rider:

(a)

the initial paragraph of the bond preceding the Insuring Agreements which reads “…at any time but discovered during the Bond Period.”

(b)

Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABLILITY AND TOTAL LIABILITY AND TOTAL LIABILITY

(c)

Section 10-LIMIT OF LIABILITY

5.

The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6.

All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.

The Limit of Liability for the coverage provided by this Rider shall be Seven Hundred and Fifty Dollars ($750,000), it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8.

The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of Five Thousand Dollars ($5,000), (herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9.

If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.

Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a)

60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or

(b)

Immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

11.

Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentence:

“Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices.”

12.

Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.

This rider shall become effective at 12:01 a.m. Standard time on 08/19/2007

By:
Steven E. Liston
Authorized Representative

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER NO. 4

INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214336 in favor of The Japan Fund

It is agreed that:

(1)

The attached bond is amended by adding an additional Insuring Agreement as follows:

UNAUTHORIZED SIGNATURES

(2)

Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer’s account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3)

It shall be a condition precedent to the Insured’s right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)

The Limit of Liability for the coverage provided by this rider shall be Twenty Five Thousand Dollars ($25,000) it being understood, however, that such liability stated in Item 3. of the Declarations of the attached bond.

(5)

The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Zero ($0) (herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6)

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7)

The rider is effective as of 12:01 a.m. standard time on 19-AUG-2007  as specified in the bond.

By:
Steven E. Liston
Authorized Representative

State Street Bank and Trust Company

Legal Administration Services Department

P.O. Box 5049

Boston, MA 02206-5049

December 17, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attention: Office of Filings, Information & Consumer Service

Re:

Fidelity Bond Filing Pursuant to Rule 17g-1

The Japan Fund, Inc. (the “Trust”)

File Nos. 033-13863 and 811-01090

Dear Sir/Madam:

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (“1940 Act”), on behalf of the Trust, please find enclosed for filing the following:

1.

The Trust’s Registered Management Investment Company Bond No. 6214336 in the amount of $750,000 (the “Bond”); and

2.

The certificate of the Assistant Secretary of the Trust attesting to the authenticity and accuracy of the resolutions unanimously adopted by the members of the Board of Directors of the Trust (including those members who are not "interested persons" of the Trust as defined in 1940 Act) authorizing the amount, type, form and coverage of the Bond consistent with Rule 17g-1 under the 1940 Act.

The Bond premium of $2,250.00 has been paid for the August 19, 2007 to August 19, 2008 policy year.

If you have any questions, please give me a call at 617-662-0354.

Very truly yours,

/s/ Raphael Monroe-Wise
Raphael Monroe-Wise
Assistant Secretary

Enclosures

The Japan Fund, Inc.

Officer’s Certificate

I, Raphael Monroe-Wise, Assistant Secretary of The Japan Fund, Inc. (the “Trust”), hereby certify that the following resolutions were unanimously adopted by the Board of Directors of the Trust, including a majority of the Directors who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”), at a meeting held on July 25-26, 2007 and remain in full force and effect.

RESOLVED, that the Directors find after due consideration of all relevant factors, including but not limited to the value of the Fund’s aggregate assets to which any covered person may have access, the type and terms of the arrangements made for custody and safekeeping of such assets, and the nature of the securities in the Fund, that the Investment Company Blanket Bond (“Fidelity Bond”) is reasonable in form and amount for the period August 19, 2007 to August 19, 2008 and that the proper officers be, and they hereby are, authorized to execute, with the advice of legal counsel to the Fund, the Fidelity Bond on behalf of the Fund in the amount of $750,000 for an annual premium of $2,250; and

FURTHER RESOLVED, that the officers of the Fund are hereby directed to:

(1)

File with the Securities and Exchange Commission (the “SEC”) within 10 days after execution of the fidelity bond or amendment thereof (i) a copy of the bond, (ii) a copy of each resolution of the Board of Directors including a majority of the Directors who are not “interested persons,” approving the form and amount of the bond, and (iii) a statement as to the period for which the premiums for such bond have been paid;

(2)

File with the SEC, in writing, within five days after the making of a claim under the bond by the Fund, a statement of the nature and amount thereof;

(3)

File with the SEC, within five days after the receipt thereof, a copy of the terms of the settlement of any claim under the bond of the Fund; and

(4)

Notify by registered mail each member of the Board of Directors at his or her last known residence of (i) any cancellation, termination or modification of the bond, not less than 45 days prior to the effective date of the cancellation, termination or modification, and (ii) the filing and the settlement of any claims under the bond by the Fund at any time the filings required under (2) and (3) above are made with the SEC.

IN WITNESS WHEREOF, I have hereunto set my hand this 17th day of December 2007.

/s/ Raphael Monroe-Wise
Raphael Monroe-Wise
Assistant Secretary